EXHIBIT 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Nine Months Ended September 30, 2011	2010	2009	Fiscal 2008	Fiscal 2007	Fiscal 2006	One Month Ended December 31, 2008
Ratio of Earnings to Fixed Charges
Earnings:
Income (loss) before income taxes(1)	$6,813	$4,572	$972	$925	$2,305	$8,209	$(1,996)
Add: Fixed charges, net	5,705	6,691	7,137	36,683	58,313	42,039	1,183

Income (loss) before income taxes and fixed charges, net	$12,518	$11,263	$8,109	$37,608	$60,618	$50,248	$(813)

Fixed Charges:
Total interest expense	$5,491	$6,412	$6,886	$36,459	$58,099	$41,871	$1,163
Interest factor in rents	214	279	251	224	214	168	20

Total fixed charges	$5,705	$6,691	$7,137	$36,683	$58,313	$42,039	$1,183

Ratio of earnings to fixed charges	2.2	1.7	1.1	1.0	1.0	1.2	*
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Income (loss) before income taxes(1)	$6,813	$4,572	$972	$925	$2,305	$8,209	$(1,996)
Add: Fixed charges, net	5,705	6,691	7,137	36,683	58,313	42,039	1,183

Income (loss) before income taxes and fixed charges, net	$12,518	$11,263	$8,109	$37,608	$60,618	$50,248	$(813)

Fixed Charges:
Total interest expense	$5,491	$6,412	$6,886	$36,459	$58,099	$41,871	$1,163
Interest factor in rents	214	279	251	224	214	168	20
Preferred stock dividends	363	1,000	2,041	113	86	27	497

Total fixed charges and preferred stock dividends	$6,068	$7,691	$9,178	$36,796	$58,399	$42,066	$1,680

Ratio of earnings to fixed charges and preferred stock dividends	2.1	1.5	0.9	1.0	1.0	1.2	*

(1)	Income (loss) from continuing operations before income taxes does not include dividends on preferred securities subject to mandatory redemption, gain (loss) on discontinued operations, noncontrolling interests and income or loss from equity investees.
Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense to be representative of the interest factor.
Fixed charges do not include interest expense on uncertain tax liabilities as the Company records these amounts within the Provision for income taxes.
The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.
*	The earnings for the one month ended December 31, 2008 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends.
The coverage deficiency for total fixed charges for the one month ended December 31, 2008 was $1,996 million.
The coverage deficiency for total fixed charges and preferred stock dividends for the one month ended December 31, 2008 was $2,493 million.